UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 2018

Commission File Number: 001-37965

TiGenix

(Translation of registrant’s name into English)

Romeinse straat 12

3001 Leuven, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

EXPLANATORY NOTE

This report on Form 6-K/A amends TiGenix’s report on Form 6-K furnished to the U.S. Securities and Exchange Commission on June 25, 2018 to (i) correct the date of the press release in the description of Item 1, and (ii) include the correct filing signatory, Claudia D’Augusta (Chief Financial Officer and General Manager). Other than these corrections, no part of the Form 6-K filed on June 25, 2018, is being amended.

ITEM 1 - INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of TiGenix dated June 22, 2018.

ITEM 2 - EXHIBITS

The following exhibits are filed as a part of this report:

Exhibit Number	Description

99.1	Press Release dated June 22, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIGENIX

Date: June 29, 2018	By:	/s/ Claudia D’Augusta
		Name:	Claudia D’Augusta
		Title:	Chief Financial Officer and General Manager